Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF WORK MEDICAL TECHNOLOGY GROUP LTD
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 25, 2026

The undersigned shareholder of WORK Medical Technology Group LTD, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated February 9, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time on February 25, 2026 (February 25, 2026, at 10:30 p.m., Beijing Time), at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2026, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.      It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares of US$5.00 per share and 4,000,000 Class B ordinary shares of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value US$5.00 each (the “Share Capital Increase”).

2.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.      It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):

(a)     the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Capital Reduction”);

(b)    following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

(c)     the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(d)    immediately following the Capital Reduction:

(i)     each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and

(ii)    each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);

(e)     immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”); and

(f)     immediately following the Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.

4.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

5.      It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

6.      It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

7.      It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

8.      It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

9.      It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

10.    It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

11.    It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

12.    It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.

13.    It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

This proxy should be marked, dated, and signed by the Shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares of US$5.00 per share and 4,000,000 Class B ordinary shares of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value of US$5.00 each (the “Share Capital Increase”).

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PROPOSAL NO. 2:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

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PROPOSAL NO. 3:

It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):

1.   (a) the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Capital Reduction”);

2.   (b) following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

3.   (c) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

4.   immediately following the Capital Reduction:

A.    each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and

B.     (ii) each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each

(the “Subdivision”);

5.   immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”); and

6.   immediately following the Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.

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PROPOSAL NO. 4:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

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PROPOSAL NO. 5:

It is resolved as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)    the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)   no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)  any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

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PROPOSAL NO. 6:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

	☐	☐	☐

PROPOSAL NO. 7:

It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 8:

It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 9:

It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 10:

It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 11:

It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 12:

It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.

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PROPOSAL NO. 13:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

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This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the Meeting or any adjournment thereof. In the case of a Shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: